UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Americas Silver Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

03063L705

(CUSIP Number)

April 3, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[ ]	Rule 13d – 1(b)
[X]	Rule 13d – 1(c)
[ ]	Rule 13d – 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03063L705
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barry Honig

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,034,811 (1)

	6.	SHARED VOTING POWER 5,497,532 (2)

	7.	SOLE DISPOSITIVE POWER 2,034,811 (1)

	8.	SHARED DISPOSITIVE POWER 5,497,532 (2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,532,343 (1)(2)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.72% (based on 70,241,259 shares outstanding as of April 8, 2019)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 2,034,811 common shares, no par value, of the Issuer (“Common Shares”) held by Mr. Honig, individually. Excludes 394,069 Common Shares issuable upon conversion of the preferred shares of the Issuer (“Preferred Shares”) held by Mr. Honig. The Preferred Shares contain a beneficial ownership limitation equal to 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of the Preferred Shares held by the holder. All of the Common Shares and Preferred Shares held by the Reporting Persons are subject to the Support Agreement entered into with the Issuer, as described more fully in Item 4 below.

(2)	Includes (i) 308,935 Common Shares held by Mr. Honig and his spouse, Renee Honig, as tenants by the entirety, (ii) 3,767,454 Common Shares held by GRQ Consultants, Inc. 401K (“GRQ 401K”) of which Mr. Honig is Trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by GRQ 401K, (iiii) 93,587 Common Shares held by GRQ Consultants, Inc. (“GRQ Inc.”) of which Mr. Honig is President and in such capacity is deemed to hold voting and dispositive power over the securities held by GRQ Inc., (iv) 1,263,816 Common Shares held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”) of which Mr. Honig is Trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by Roth 401K, and (v) 63,740 Common Shares held by GRQ Consultants, Inc. Defined Benefit Plan (“GRQ DBO”) of which Mr. Honig is President and in such capacity is deemed to hold voting and dispositive power over the securities held by GRQ DBO. Excludes (i) 1,951,891 Common Shares issuable upon conversion of Preferred Shares held by GRQ 401K, (ii) 955,180 Common Shares issuable upon conversion of Preferred Shares held by Roth 401K, and (iii) 268,096 Common Shares issuable upon conversion of Preferred Shares held by GRQ DBO. The Preferred Shares contain a beneficial ownership limitation equal to 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of the Preferred Shares held by the holder. All of the Common Shares and Preferred Shares held by the Reporting Persons are subject to the Support Agreement entered into with the Issuer, as described more fully in Item 4 below.

CUSIP No. 03063L705
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GRQ Consultants, Inc. 401K

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 3,767,454 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 3,767,454 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,767,454 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.36% (based on 70,241,259 shares outstanding as of April 8, 2019)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 3,767,454 Common Shares held by GRQ 401K of which Mr. Honig is Trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by GRQ 401K. Excludes 1,951,891 Common Shares issuable upon conversion of Preferred Shares held by GRQ 401K. The Preferred Shares contain a beneficial ownership limitation equal to 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of the Preferred Shares held by the holder. All of the Common Shares and Preferred Shares held by the Reporting Persons are subject to the Support Agreement entered into with the Issuer, as described more fully in Item 4 below.

CUSIP No. 03063L705
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GRQ Consultants, Inc. Roth 401K FBO Barry Honig

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 1,263,816 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 1,263,816 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,263,816 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.80% (based on 70,241,259 shares outstanding as of April 8, 2019)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 1,263,816 Common Shares held by Roth 401K of which Mr. Honig is Trustee and in such capacity is deemed to hold voting and dispositive power over the securities held by Roth 401K. Excludes 955,180 Common Shares issuable upon conversion of Preferred Shares held by Roth 401K. The Preferred Shares contain a beneficial ownership limitation equal to 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of the Preferred Shares held by the holder. All of the Common Shares and Preferred Shares held by the Reporting Persons are subject to the Support Agreement entered into with the Issuer, as described more fully in Item 4 below.

CUSIP No. 03063L705
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GRQ Consultants, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 93,587 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 93,587 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,587 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.13% (based on 70,241,259 shares outstanding as of April 8, 2019)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes 93,587 Common Shares held by GRQ Inc. of which Mr. Honig is President and in such capacity is deemed to hold voting and dispositive power over the securities held by GRQ Inc. All of the Common Shares and Preferred Shares held by the Reporting Persons are subject to the Support Agreement entered into with the Issuer, as described more fully in Item 4 below.

CUSIP No. 03063L705
1.	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GRQ Consultants, Inc. Defined Benefit Plan

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 63,740 (1)

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 63,740 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,740 (1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.09% (based on 70,241,259 shares outstanding as of April 8, 2019)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 63,740 Common Shares held by GRQ DBO of which Mr. Honig is President and in such capacity is deemed to hold voting and dispositive power over the securities held by GRQ DBO. Excludes 268,096 Common Shares issuable upon conversion of Preferred Shares held by GRQ DBO. The Preferred Shares contain a beneficial ownership limitation equal to 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of the Preferred Shares held by the holder. All of the Common Shares and Preferred Shares held by the Reporting Persons are subject to the Support Agreement entered into with the Issuer, as described more fully in Item 4 below.

Item 1(a).	Name of Issuer:

Americas Silver Corporation, a Canadian corporation (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

145 King Street West, Suite 2870, Toronto, Ontario, Canada M5H 1J8

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of Barry Honig, both as an individual and with his spouse, Renee Honig, as tenants by the entirety, GRQ Consultants, Inc. 401K (“GRQ 401K”), GRQ Consultants, Inc. (“GRQ Inc.”), GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”), and GRQ Consultants, Inc. Defined Benefit Plan (“GRQ DBO”) (collectively, the “Reporting Persons”).

Mr. Honig is Trustee of each of GRQ 401K, Roth 401K and GRO DBO and in such capacity is deemed to hold voting and dispositive power over the securities held by each such entity. Mr. Honig is President of GRQ Inc. and in such capacity is deemed to hold voting and dispositive power over the securities held by such entity.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

215 SE Spanish Trail, Boca Raton, FL 33432

Item 2(c).	Citizenship.

Barry Honig is a citizen of the United States. GRQ 401K, GRQ Inc., Roth 401K and GRQ DBO are each organized in the state of Florida.

Item 2(d).	Title of Class of Securities.

Common Stock, no par value

Item 2(e).	CUSIP Number.

03063L705

Item 3.	Type of Person.

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each of the Reporting Persons hereto, including footnotes, and is incorporated herein by reference for the Reporting Persons. The percentage set forth in Row (11) of the cover page for each of the Reporting Persons is based on a total of 70,241,259 shares outstanding as of April 8, 2019.

The Preferred Shares contain a beneficial ownership limitation equal to 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of the Preferred Shares held by the holder (the “4.99% Blocker”). The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (5) through (9) of the cover page for each of the Reporting Persons give effect to the 4.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise or convert any of the Preferred Shares held by the Reporting Person due to the 4.99% Blocker.

All of the Reporting Persons’ Common Shares and Preferred Shares were acquired in connection with the completed merger of Pershing Gold Corporation, a corporation existing under the laws of the State of Nevada (“Pershing Gold”) on April 3, 2019 (the “Merger”), pursuant to the terms of the Agreement and Plan of Merger by and among the Issuer, Pershing Gold, and R Merger Sub, Inc., a corporation existing under the laws of the State of Nevada (“Merger Sub”) and wholly-owned subsidiary of the Issuer, dated as of September 28, 2018, as amended on March 1, 2019 (the “Merger Agreement”). The Common Shares and Preferred Shares held by the Reporting Persons are subject to a certain Significant Stockholder Voting Support Agreement, dated as of September 28, 2018, by and between Mr. Honig and the Issuer (the “Support Agreement”), pursuant to which the Reporting Persons are required to hold all of their Common Shares and Preferred Shares received pursuant to the Merger (the “Merger Stock Consideration”) for a period of twelve (12) months from and including the effective time of the Merger; provided, that the Reporting Persons shall not be restricted from transferring such Merger Stock Consideration to any affiliate of the Reporting Persons or a trust for the direct or indirect benefit of the immediate family members of a Reporting Person or a trust used by a Reporting Person for estate or tax planning purposes, provided that the transferee agrees to be bound by the terms of the Support Agreement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2019
Date

/s/ Barry Honig
Signature

GRQ CONSULTANTS, INC.

/s/ Barry Honig
Signature

Barry Honig, President
Name/Title

GRQ CONSULTANTS, INC. ROTH 401K FBO BARRY HONIG

/s/ Barry Honig
Signature

Barry Honig, Trustee
Name/Title

GRQ CONSULTANTS, INC. 401K

/s/ Barry Honig
Signature

Barry Honig, Trustee
Name/Title

GRQ CONSULTANTS, INC. DEFINED BENEFIT PLAN

/s/ Barry Honig
Signature

Barry Honig, Trustee
Name/Title